EXHIBIT 99.1

March 12, 2013

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Withdrawal of Class Action against Pelephone

Supplementary report to report filed on September 23, 2012.

Primary details added/completed:

Further to the Company's immediate report of September 23, 2012, above, a supplementary report is hereby provided that on March 12, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") advising it that the District Court (Central District) had decided to approve the withdrawal of the claim and the motion to certify it as a class action, which had been filed against Pelephone in September 2012 on grounds that Pelephone had unlawfully charged monies for the cost of cellular phone devices, cancelled phone lines, web browsing services and various services and for collection costs and voucher fees.

It is noted that a class action is pending against Pelephone, and a portion of the causes of action of such claim are similar to those asserted in the claim described above.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.